UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017

Commission File Number: 001-38245

Hexindai Inc.

(Exact name of registrant as specified in its charter)

13th Floor, Block C, Shimao

No. 92 Jianguo Road

Chaoyang District, Beijing 100020

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hexindai Inc.

	By:	/s/ Zhang Qisen (Johnson)
Zhang Qisen (Johnson)
Chief Financial Officer

Date: December 5, 2017

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EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Press Release

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